CONNEXA SPORTS TECHNOLOGIES, INC.

2709 N. Rolling Road, Suite 138

Windsor Mill, MD 21244

November 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Cindy Polynice

Re:	Connexa Sports Technologies, Inc.
Registration Statement on Form S-1, File No. 333-275407

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: December 4, 2023

Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

Connexa Sports Technologies, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-275407), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 pm Eastern Time on December 4, 2023, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

CONNEXA SPORTS TECHNOLOGIES, INC.

/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer

cc:	Joseph M. Lucosky, Esq.

Lahdan S. Rahmati, Esq.